Exhibit 99.4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Royal & Sun Alliance Insurance Group plc

2)	Name of shareholder having a major interest

Barclays plc

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held
Barclays Global Investors Japan Ltd	754,665	0.0259
Gerrard Ltd	1,949,683	0.0669
Barlcays Life Assurance Co Ltd	3,166,849	0.1087
Barclays Global Fund Advisors	6,640,679	0.2280
Barclays Private Bank and Trust Ltd	18,000	0.0006
Barclays Capital Securities Ltd	3,580 603	0.1229
Barclays Global Investors, N.A.	38,470,224	1.3209
Barclays Global Investors Australia Ltd	1,113,654	0.0382
Barclays Private Bank Ltd	8,248,778	0.2832
Barclays Bank Trust Company Ltd	148,730	0.0051
Barclay Capital Inc	10,500	0.0004
Barclays Private Bank and Trust Ltd	229,667	0.0079
Barclays Global Investors Japan Trust & Banking	2,901,270	0.0996
Barclays Global Investors Ltd	48,983,256	1.6819
Group Holding	116,216,558	3.9902

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding
Bank of Ireland		404,309
BARCLAYS CAPITAL NOMINEES LIMI		3,580,603
BARCLAYS CAPITAL SECURITIES LT		10,500
Barclays Trust Co & Others		20,270
BARCLAYS TRUST CO AS EXEC/ADM		2,240
Barclays Trust Co DMC69		49,672
Barclays Trust Co R69		76,548
BNP PARIBAS		203,112
CHASE NOMINEES LTD	16376	1,648,421
CHASE NOMINEES LTD	20947	15,048,597
CHASE NOMINEES LTD	21359	219,506
CIBC MELLON GLOBAL SECURITIES		166,104
Clydesdale Nominees HGB0125	00694478	70,000
Clydesdale Nominees HGB0125	00697663	44,838
Clydesdale Nominees HGB0125	00703310	5,250

Clydesdale Nominees HGB0125		01200106	33,400
Clydesdale Nominees HGB0225		00597278	76,179
INVESTORS BANK AND TRUST CO.			34,128
INVESTORS BANK AND TRUST CO.			19,615
INVESTORS BANK AND TRUST CO.			212,829
INVESTORS BANK AND TRUST CO.			689,532
INVESTORS BANK AND TRUST CO.			1,094,372
INVESTORS BANK AND TRUST CO.			81,178
INVESTORS BANK AND TRUST CO.			14,882,839
INVESTORS BANK AND TRUST CO.			7,312,138
INVESTORS BANK AND TRUST CO.			570,142
INVESTORS BANK AND TRUST CO.			40,060
INVESTORS BANK AND TRUST CO.			1,171,630
INVESTORS BANK AND TRUST CO.			2,479,899
INVESTORS BANK AND TRUST CO.			4,023,997
INVESTORS BANK AND TRUST CO.			36,974
INVESTORS BANK AND TRUST CO.			5,229,155
INVESTORS BANK AND TRUST CO.			715,734
INVESTORS BANK AND TRUST CO.			80,444
INVESTORS BANK AND TRUST CO.			508,372
JP MORGAN (BGI CUSTODY)		16331	937,687
JP MORGAN (BGI CUSTODY)		16338	186,249
JP MORGAN (BGI CUSTODY)		16341	1,686,571
JP MORGAN (BGI CUSTODY)		16342	356,342
JP MORGAN (BGI CUSTODY)		16400	30,609,171
JP MORGAN (BGI CUSTODY)		18409	1,457,561
JPMorgan Chase Bank			185.486
JPMorgan Chase Bank			31,514
JPMorgan Chase Bank			116,444
JPMorgan Chase Bank			25,523
JPMorgan Chase Bank			28,739
JPMorgan Chase Bank			35,249
JPMorgan Chase Bank			368,215
JPMorgan Chase Bank			366,778
JPMorgan Chase Bank			35,175
JPMorgan Chase Bank			310,201
JPMorgan Chase Bank			1,535,812
JPMorgan Chase Bank			79,134
JPMORGAN CHASE BANK			87,710
JPMORGAN CHASE BANK			636,303
JPMORGAN CHASE BANK			477,351
Master Trust Bank			37,788
Mellon Trust – Boston & SF			434,959
Mellon Trust – Boston & SF			382,964
MELLON TRUST OF NEW ENGLAND			478,963
Mitsubishi Trust International			20,232
Mitsubishi Trust International			24,241
NORTHERN TRUST BANK – BGI SEPA			146,396
NORTHERN TRUST BANK – BGI SEPA			540,251
NORTHERN TRUST BANK – BGI SEPA			619,276
R C Greig Nominees Limited a/c	BL1		592,271
R C Greig Nominees Limited a/c	CM1		194,223
R C Greig Nominees Limited GP1	GP1		776,744
R C Greig Nominees Limited SA1	SA1		386,445
Reflex Nominees Limited			18,000
State Street			51,095
STATE STREET BOSTON			248,194
STATE STREET BOSTON			2,500,185

WELLS FARGO SEATTLE – WIRE BAN		49,751
ZEBAN NOMINEES LIMITED		8,248,778
	Total	116,216,558

5)	Number of shares/amount of stock acquired

Not applicable

6)	Percentage of issued class

Not applicable

7)	Number of shares/amount of stock disposed

Not disclosed

8)	Percentage of issued class

Not disclosed

9)	Class of security

Ordinary shares of 27.5p each

10)	Date of transaction

10 February 2005

11)	Date company informed

16 February 2005 by way of a letter dated 11 February 2005

12)	Total holding following this notification

116,216,558 ordinary shares of 27.5p each

13)	Total percentage holding of issued class following this notification

3.99%

14)	Any additional information

15)	Name of contact and telephone number for queries

Leena Mistry 020 7111 7062

16)	Name and signature of authorised company official responsible for making this notification

Jackie Fox
Deputy Group Company Secretary

Date of notification 17 February 2005